Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 59 to the Registration Statement No. 811-02933 on Form N-1A of our report dated December 21, 2006 relating to the financial statements and financial highlights of Fidelity Beacon Street Trust, including Fidelity Advisor Tax Managed Stock Fund appearing in the Annual Report on Form N-CSR of Fidelity Beacon Street Trust for the year ended October 31, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP Boston, Massachusetts
December 27, 2006